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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67680

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. No.

NAME OF BROKER-DEALER:

CARDINAL CAPITAL MANAGEMENT, LLC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2016
DIVISION OF TRADING & MARKETS

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 3600
(No. and Street)

Chicago (City) **Illinois** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Arthur Kaplan **(312) 362-4106**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Ian Patrick Kernan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Cardinal Capital Management, LLC** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 8/20/2016



Signature

Manager of the Member Manager
Title

Subscribed and sworn to before me this

26 day of February, 2016



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cardinal Capital Management, LLC

We have audited the accompanying statement of financial condition of Cardinal Capital Management, LLC (the Company) as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement and supplemental information. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The Supplemental Schedules (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Company's financial statement. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

CARDINAL CAPITAL MANAGEMENT, LLC

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	103,319
Receivables from brokers and dealers		51,669
Securities owned, at fair value		217,769,737
Other receivables		28,254
Memberships and stock in exchanges, at cost (fair value $1,614,800)		2,418,900
Other assets		10,000
	$	220,381,879

Liabilities and Members' Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	204,297,106
Payables to brokers and dealers		259,530
Accounts payable and accrued expenses		1,326,979
		205,883,615
Members' equity		14,498,264
	$	220,381,879

See accompanying notes.

CARDINAL CAPITAL MANAGEMENT, LLC

Notes to Statement of Financial Condition

December 31, 2015

---

1. Organization and Business

Cardinal Capital Management, LLC (the "Company"), an Illinois limited liability company, was organized on May 23, 2007. Effective July 1, 2015 the Company restructured, wherein each of the Members' interests were contributed to Cardinal Capital Group LLC, which in turn contributed all of its interests to Cardinal Capital Holdings LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange, and the Chicago Merchantile Exchange. The Company engages primarily in the proprietary trading of exchange-traded futures contracts, options on futures contracts, and index options contracts.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related commission expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 7).

Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of the members.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as and for the year ended December 31, 2015.

Depreciation

The Company has elected to depreciate computer equipment under Internal Revenue Code Section 179 which allows the Company fully expense the cost of the computers. U.S. GAAP requires that fixed assets be depreciated over the estimated useful life of the asset.

2. Summary of Significant Accounting Policies, continued

Depreciation, continued

The effect of this departure from U.S. GAAP is an understatement of members' equity by approximately $137,000 as of December 31, 2015. For the year ended December 31, 2015, the effect of this departure from U.S. GAAP is immaterial.

3. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying consolidated statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the consolidated statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

5. Concentrations of Credit Risk

At December 31, 2015, significant credit concentrations approximately consisted of $13.2 million with ABN AMRO Clearing Chicago, LLC. Management does not consider any credit risk associated with these net receivables to be significant.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2015, the Company had net capital and net capital requirements of $11,426,566 and $100,000, respectively.

7. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair vale hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

7. Fair Value Disclosure, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

	Level 1			
	Assets		Liabilities	
	Securities Owned		Securities Sold, Not Yet Purchased	
Options	$	157,501,850	$	142,924,028
Options on futures		60,267,887		60,467,078
Stock equities		-		906,000
Total	$	217,769,737	$	204,297,106

At December 31, 2015, the Company had a net unrealized loss on open futures contracts totaling $2,043,410 included in payable to brokers and dealers, which are Level 1 investments.

8. Clearing Agreements

The Company has a Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago, LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a preferred interest in ABN. The Company's investment in ABN is reflected as an other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with ABN, exclusive of its preferred stock investment.

9. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

9. Guarantees, continued

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 26, 2016 the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

CARDINAL CAPITAL MANAGEMENT, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

CARDINAL CAPITAL MANAGEMENT, LLC

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2015

The Company did not handle any customer cash or securities during the year ended December 31, 2015 and does not have any customer accounts.

CARDINAL CAPITAL MANAGEMENT, LLC

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2015

Computation of net capital		
Total stockholders' equity		$ 14,498,264
Deductions and /or charges:		
Commodity futures contract charges		(506,898)
Nonallowable assets:		
Membership and stock in exchanges, at cost	$ 2,418,900	
Other assets	10,000	(2,428,900)
Net capital before haircuts on securities positions		$ 11,562,466
Haircuts on securities:		
Trading and investment securities:		
Other securities		(135,900)
Net capital		$ 11,426,566
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 11,326,566
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 1,326,979
Ratio of aggregate indebtedness to net capital		% 11.61

There are no material differences between the above computation and the Company's corresponding amended unaudited Form FOCUS Part II filing as of December 31, 2015.

See accompanying notes.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Cardinal Capital Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Cardinal Capital Management, LLC (the "Company"), stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3; and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ending December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

Cardinal Capital Management, LLC
440 S LaSalle St, Suite 3600
Chicago, IL 60605

February 23, 2016

To Whom It May Concern:

Rule 15c3-3 Exemption Report

Cardinal Capital Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3; and

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ending December 31, 2015 without exception.

The above statements are true and correct to the best of my knowledge and belief.



Cardinal Capital Group LLC
By: Cardinal Capital Holdings LLC, its Manager
By: Ian Patrick Kernan, Managing Member

February 23, 2016